FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2017

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

AUTHORIZED PUBLICLY HELD COMPANY

Taxpayers’ Registry (CNPJ/MF) No. 47.508.411 / 0001-56

Board of Trade Registry No. (NIRE) 35.300.089.901

NOTICE OF MATERIAL FACT

Companhia Brasileira de Distribuição (“Company”), pursuant to Law No. 6,404/1976 and CVM Rule No. 358/02, in addition to the Notices of Material Fact published on February 18, 2016, March 7, 2016 and 26 January 2017, hereby communicates its shareholders and the market in general that it was informed, through Official Note No. 92/2017/CVM/SEP/GEA-5, that the Board of Commissioners of the Brazilian Securities and Exchange Commission (“CVM”) issued its decision not to hear the request for reconsideration formulated by the CVM´s Office of Public Company Supervision (“SEP”) in view of the decision of CVM’s Board of Commissioners dated December 13, 2016, which, by a majority, accepted the appeal presented by the Company against the determination of SEP of amending, restating and republishing the Company´s complete annual financial statements as of 12.31.2013 and 12.31.2014, as well as the DFP and ITR forms for the fiscal years of 2014 and 2015, as a result of the impact of the accounting entries of two corporate transactions carried out by its subsidiary Via Varejo S.A. in 2013.

São Paulo, April 26, 2017.

Daniela Sabbag

Investor Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: April 26, 2017	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.